UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2021
Commission File Number: 001-32482

WHEATON PRECIOUS METALS CORP.

(Translation of registrant's name into English)

Suite 3500 - 1021 West Hastings Street

Vancouver, British Columbia
V6E 0C3
(604) 684-9648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                          Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON PRECIOUS METALS CORP.
May 12, 2021	By:	/s/ Curt Bernardi
		Name:	Curt Bernardi
		Title:	Senior Vice President, Legal
and Corporate Secretary

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Exhibit Index

Exhibit Number	Description of Document

99.1	The Amending Agreement, dated as of May 12, 2021, among Wheaton Precious Metals Corp. and the several Agents named therein
99.2	Consent of Cassels Brock & Blackwell LLP
99.3	Consent of Blake, Cassels & Graydon LLP
99.4	Press Release, dated May 12, 2021

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